SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM 6-K

REPORT OF FOREIGN ISSUER


PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934


			Date:	March 7, 2002


NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

	X	Form 20-F			Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

	Yes					No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



						NATIONAL GRID GROUP plc


						s/David C. Forward
						By: _______________________
Name: David C. Forward
                              Title: Assistant Secretary













Date: March 7, 2002
















ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for February
2002

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE		DETAILS
----		-------


26.2.02 Notification of Capital Group's interest increased to
8.1 percent.

19.2.02	NGG's Exec. Directors' share interests (further
operation of ESOP).

15.2.02	Blocklisting Application

15.2.02 Notification of Directors' Interests on Appointment (B
Hill and W E Davis)

8.2.02	Notification of Capital Group's interest at 7.35
percent following Scheme of Arrangement.

7.2.02 National Grid accepts Ofgem's Proposal for the incentive scheme for 2002/03


ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


Report of Foreign Issuer


Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for February 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

7 February 2001


National Grid Accepts Ofgem's Proposal for System Operator
Incentives Scheme
----------------------------------------------------------

National Grid Company has today accepted Ofgem's final proposal for the incentive scheme for 2002/03.

The proposal is based on substantially rolling over the existing scheme for one year and is based on a target for external System Operator costs of 460 million pounds sterling. If costs for the year outturn below this level, National Grid is eligible to receive 60 per cent of the benefits, up to a maximum profit of 60 million pounds sterling. If costs are above the target, National Grid is exposed to 50 per cent of the losses, up to a maximum loss on the scheme of 45 million pounds sterling.

Further details of the proposal are available on the Ofgem website at www.ofgem.gov.uk/public/pub2002.htm

Acceptance of the final proposal is subject to agreement between National Grid and Ofgem on the detailed amendments to the Transmission Licence needed to bring these proposals into force.



ENQUIRIES:

National Grid:

Investors
---------

Marcy Reed	 (011)44 207 312 5779  (011)44 77 6849 0807(m)
Terry McCormick (011)44 207 312 5785  (011)44 77 6804 5139(m)
Louise Clamp	 (011)44 207 312 5783  (011)44 77 6855 5641(m)


Media
------

Ross Hayman	 (011) 44 247 642 3612
Stewart Larque	 (011) 44 247 642 3604
Chris Mostyn	 (011) 44 247 642 3609



Stock Exchange Announcement

National Grid Group plc ('National Grid')

8 February 2002

Notification of Interest in National Grid Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
----------------------------------------------------------------

National Grid today received a further notification from The
Capital Group Companies, Inc., that its notifiable interest, following National Grid's Scheme of Arrangement, was 130,657,024 shares (7.35 percent) as of 6 February 2002.


Stock Exchange Announcement

National Grid Group plc ('National Grid')

15 February 2002

Block Listing
-------------

Application has been made to the UK Listing Authority and to the London Stock Exchange for the block listing of 8.25 million ordinary shares of National Grid Group plc of 10p each fully paid when issued ranking pari passu in all respects with the existing issued ordinary shares to be admitted to the Official List and to trading on the London Stock Exchange.



Stock Exchange Announcement


15 February 2002

National Grid Group plc (National Grid)
Notification of Directors' Interests on Appointment
----------------------------------------------------------------

National Grid confirms that as previously announced, following completion of the Niagara Mohawk acquisition, William E Davis (Executive Director) and Dr Bonnie G Hill (Non- Executive) have joined the National Grid Board with effect from 11 February 2002.

Their interests in National Grid shares on appointment are:

William E Davis:	2,189 ADSs (equivalent to 10,945 ordinary
shares)

Dr Bonnie G Hill:	586 ADSs (equivalent to 2,930 ordinary
shares)

There is no other information required to be disclosed by paragraph 16.4 of the Listing Rules in respect of either director.


Stock Exchange Announcement

National Grid Group plc (National Grid)
19 February 2002
----------------------------------------------------------------

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)(Notification Of
Directors' Interests, Pursuant to Section 324(2) of the
Companies Act 1985)
----------------------------------------------------------------

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 26,391 NGG Ordinary shares on Friday 15 February 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: David C. Forward, Assistant Secretary (011) 44 207 312
5860)


Stock Exchange Announcement


National Grid Group plc ('National Grid')

26 February 2002


Notification of Interest in National Grid Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
----------------------------------------------------------------

National Grid yesterday received a further notification from The
Capital Group Companies, Inc., that its notifiable interest increased to 8.1 percent as of 21 February 2002.


National Grid Group plc					David C. Forward
									Assistant Secretary








March 7, 2002


US Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Re:	National Grid Group plc (`National Grid') Form 6-k for
February 2002
	-------------------------------------------------------

Please find enclosed a Form 6-K Report in respect of announcements issued to the London Stock Exchange for the above month, which are being furnished to you under the Securities
Exchange Act of 1934.

One copy of the Form 6-K Report is also being furnished to the New York Stock Exchange with a copy of this letter.

A list of all announcements for the period, is contained at Annex 1 to this Form. Copies of the announcements themselves are included at Annex 2.

	Very truly yours,

	s/David C. Forward

David C. Forward
Assistant Secretary